Law Offices of
                                GREGORY M. WILSON



January 23, 2007

Ryan Rohn
Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 2015

Re:      Ecoloclean Industries, Inc.
         Form 8-K Item 4.01
         Filed January 19, 2007
         File No. 0-33481

Dear Mr. Rohn:

I represent Ecoloclean Industries, Inc. This letter is in response to the Commission's comment letter dated January 22, 2007.

The 8-K contained the statement that "there were no reportable events, as described in Item 304(a)(1)(iv)(B) of Regulation S-B, during the Company's two most recent fiscal years (ended December 31, 2005 and 2004) and from January 1, 2006 to the date of this Report."

Item 304(a)(1)(iv)(B) states:

"(B) The following information only if applicable. Indicate whether the former accountant advised the small business issuer that:

(1) internal controls necessary to develop reliable financial statements did not exist; or

(2) information has come to the attention of the former accountant which made the accountant unwilling to rely on management's representations, or unwilling to be associated with the financial statements prepared by management; or

(3) the scope of the audit should be expanded significantly, or information has come to the accountant's attention that the accountant has concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent audited financial statements (including information that might preclude the issuance of an unqualified audit report), and the issue was not resolved to the accountant's satisfaction prior to its resignation or dismissal; and" Item 8A in Ecoloclean's Annual Report


                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us

Ryan Rohn
Securities & Exchange Commission
January 23, 2007
Page 2


filed on Form 10-KSB for the year ending December 31, 2005 contained the following disclosure:

"(a) Evaluation Of Disclosure Controls And Procedures.
------------------------------------------------------

     Item 308(a)(3) of Regulation S-B states that "Management is not permitted to conclude that the small business issuer's internal control over financial reporting is effective if there are one or more material weaknesses in the small business issuer's internal control over financial reporting." As a result of (1) our inability to timely report the historical financial statements of Aquatronics Industries, Inc. and (2) the restatements to our December 31, 2004 financial statements and our quarterly reports for the periods ending March 31, June 30 and September 30, 2005, as disclosed in Footnote 3 to our December 31, 2005 financial statements contained herein, our Chief Executive Officer and Principal Accounting Officer, can no longer conclude that after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report on Form 10-KSB, that our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     At the time we acquired Aquatronics Industries, Inc. we had believed that we would be able to report its historical financial statements on Form 8-K/A. However, due to limited financial resources, we have been unable to present Aquatronics' historical financial statements. We believe that we will be able to report them in the near future.

Additionally, the Company believes that its restatement to its December 31, 2004 financial statements and restatements to quarterly reports for March 31, June 30 and September 30, 2005 financial statements, will be a one time occurrence and that moving forward our Controls and Procedures will once again be effective as the accounting corrections contained in the restated December 31, 2004, March 30, June 30 and September 30, 2005 financial statements. The Company is utilizing the guidelines communicated to it by the SEC after various communications regarding accounting for stock based compensation and discontinued operations.


                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us

Ryan Rohn
Securities & Exchange Commission
January 23, 2007
Page 3

(b) Changes In Internal Control Over Financial Reporting.

     There were no significant changes in our internal control over financial reporting during the last fiscal year and/or up to and including the date of this filing (except as disclosed in (a) above) that we believe materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Discussion
----------

Item 304 (a)(1)(iv)(B) requires additional disclosure only to the extent that the former accountant advised Ecoloclean that:

     (1) Internal controls necessary to develop reliable financial statements did not exist. The former accountant did not advise Ecoloclean in this manner.

     (2) Information has come to the attention of the former accountant which made the accountant unwilling to rely on management's representations, or unwilling to be associated with the financial statements prepared by management. The former accountant did not advise Ecoloclean in this manner.

     (3) The scope of the audit should be expanded significantly, or information has come to the accountant's attention that the accountant has concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent audited financial statements (including information that might preclude the issuance of an unqualified audit report), and the issue was not resolved to the accountant's satisfaction prior to its resignation or dismissal. The former accountant did not advise Ecoloclean in regard to any of these situations.

Ecoloclean's 10-KSB does disclose that there were material weaknesses in two instances. It stated that there was a material weakness in its internal controls due to the untimely filing of historical financial statements associated with the acquisition of Aquatronics Industries. The stated reason for the untimely


                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us

Ryan Rohn
Securities & Exchange Commission
January 23, 2007
Page 4


filing was a lack of financial resources. The inability to timely produce and file the Aquatronics audited financial statements in a timely manner was the reason for the material weakness.

This second material weakness concerned the restatement of Ecoloclean's financial statements. The restatement was prompted by an SEC comment letter dealing with the Company's methodology associated with accounting for stock based compensation and discontinued operations.

Neither of these disclosed material weaknesses generated a "reportable event" as described in Item 304(a)(1)(iv)(B).

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson











                       GREGORY M. WILSON, ATTORNEY AT LAW
              18610 East 32nd Avenue, Greenacres, Washington 99016
            (509) 891-8373 Fax (509)891-8382 Email:greg@wilsonlaw.us